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PUBLIC SERVICE COMMISSION
OF WEST VIRGINIA
CHARLESTON



	At a session of the PUBLIC SERVICE COMMISSION OF WEST
VIRGINIA in the City of Charleston on the 19th day of June, 1995.

CASE NO. 95-0407-G-PC

HOPE GAS, INC.
	Petition for approval of
	financing arrangement with
	an affiliate.

COMMISSION ORDER
________________

	On May 17, 1995, Hope Gas, Inc. (Hope) filed a petition for Commission approval of an arrangement for financial services with Consolidated Natural Gas Company (CNG), an affiliated corporation. According to the petition, CNG has offered Hope an arrangement to finance its July 1995-June 1996 capital expenditures and working capital requirements. Hope will borrow and/or receive from CNG an amount not to exceed $15,000,000 in financing requirements, from time to time, through June 30, 1996. Such advances may be in the form of open account advances through the CNG System Money Pool, long-term loans and/or issuance of common stock.

	Long-term loans will be made, as called for from time to time, by Hope's Treasurer, and will be evidenced by book entries made pursuant to letter agreements between the parties. Long-term loans will mature over a period of time, not to exceed thirty (30) years to be determined by the officers of CNG, with the interest rate predicated on, and substantially equal to, the effective cost of money to CNG obtained from its then most recent long-term debt financing. In Case No. 94-0481-G-PC, Hope received Commission approval for the issuance and sale to CNG of up to an additional 250,000 shares of common stock, contingent upon amendment of its Articles of Incorporation. A Certificate of Amendment to Hope's Articles of Incorporation was issued by the Secretary of State on September 30, 1994, authorizing the issuance of up to 1,000,000 shares of common stock. On


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December 30, 1994, Hope issued 9,000 shares of its authorized common stock at par value ($100 per share) resulting in their being 409,000 shares issued and outstanding. There is no written contract between CNG and Hope for the arrangement for financial services described above; however, the board of directors of each of the two corporations has already, or will in the near future, authorize the proposed transactions, subject to the consent and approval of all governmental regulatory agencies having jurisdiction.

	Hope will pay nothing to CNG as consideration for the financial services described in the petition. However, Hope will pay interest on the money borrowed through the Honey Pool or through the long-term note arrangement, and expects to pay dividends on common stock. Hope states that the proposed arrangement for financial services will have no adverse effect upon Hope's gas service. The acquisition of funds by Hope under the arrangement will make possible the construction the needed facilities, thereby enabling Hope to maintain its current level of gas service. Hope indicates that its 1995 plant budget calls for the expenditure of approximately $7,814,000 on distribution plant, $593,000 on general plant, $398,000 on production, and $1,490,000 on transmission, totaling $10,295,000.

	In addition, Hope states that the terms and conditions of the proposed arrangement for financing services are fair and reasonable. Funds borrowed from the Honey Pool will bear interest equal to CNG's weighted average rate of commercial paper and/or revolving credit borrowings. If CNG has no such borrowing outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Long-term loans from CNG will bear interest at a rate substantially equal to the effective cost of money to CNG obtained through its then most recent long-term debt financing. In the event CNG issues no long-term debt during the period covered by this petition, interest on such loans will be tied to the Salomon Brothers, Inc. Bond Market Roundup, or a comparable rate index, dated nearest to the time of first takedown. Such rate will be adjusted to match CNG's cost of borrowing should it subsequently issue long-term debt within one year of the date of first takedown. Should CNG not issue long-term debt during the subsequent year, the indicative rate at the time of first takedown will be used for the life of the security.


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According to Hope, such rates of interest represent more
favorable rates than could be obtained by the individual subsidiary companies, including Hope.

	Finally, Hope states that experience during recent years operating under financial authorizations has shown the impossibility of predicting at this time the exact nature and amount of external financing that actually will be necessary. Revenues are temperature sensitive, as well as sensitive to economic conditions. The financing arrangements described in the petition are designed to meet fluctuating financing requirements with a minimum of external borrowing, and to provide increased flexibility and effectiveness in fund management. As in previous years, only the amount of financing that is actually necessary will be used. In closing, Hope requests that the Commission grant its consent and approval in advance to consummate the proposed financing arrangement and that notice and hearing requirements be waived.

	On June 16, 1995, Staff filed a memorandum recommending approval of the financing arrangement without specifically approving the terms and conditions. Staff also indicated that it reserved the right to challenge any adverse impact on Hope's capital structure resulting from the arrangement, Staff also recommended that the Commission waive public notice and hearing.

	From our review of the record, we concur with Staff that Hope's petition to enter into the financial arrangements with CNG should be granted. We have not examined the specific terms and conditions of the contract and express no view on the specific terms and conditions. We also believe it is appropriate to waive public notice and hearing requirements.

FINDING OF FACT
_______________

	On May 17, 1995, Hope Gas filed a petition for Commission approval of an arrangement for financial services with CNG.

CONCLUSION OF LAW
_________________

	The petition should be granted. However, we express no view on the specific terms and conditions of the contract.


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ORDER
_____

	IT IS, THEREFORE, ORDERED that Hope's May 17, 1995 petition is hereby approved. We express no view on the specific terms and conditions of the contract.

	IT IS FURTHER ORDERED that the public notice and hearing requirement is hereby waived.

	IT IS FURTHER ORDERED that the Commission's Executive
Secretary serve a copy of this order upon all parties of record by United States First Class Mail and upon Commission Staff by hand delivery.


			A True Copy, Teste:

ARC
DT/950407.WPD

					Howard M. Cunningham
					Executive Secretary